02025348

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 25, 2002

P.E.
3-25-02

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

NORTEL INVESTMENTS INC

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

TELECOM

FOR IMMEDIATE RELEASE

Market Cap: Pesos 2.1 billion
(March 22, 2002)

Contacts:
Pedro Insussarry
Elvira Lazzati
Telecom Argentina
(54-11) 4968-3627/3626

Kelly Keisling/ Gia Podobinski
Golin/Harris International
(212) 697-9191

TELECOM ARGENTINA STET-FRANCE TELECOM S.A. CLARIFIES CERTAIN FINANCIAL ISSUES

Buenos Aires, March 22, 2002 - Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO) has engaged financial advisors to perform a comprehensive review and analysis of the impact on its financial condition resulting from the recent changes in the economic and regulatory environment in Argentina and its evolution, and in developing a strategic plan to respond to such changes.

Telecom's review and analysis is continuing. At this time, the Company has not approved a specific action plan.

The Company stated that it has not proposed any debt for equity swap transactions or any other transactions that would result in a change of control of the Company. Telecom has rolled maturities due in 2002 in accordance with its customary practice. The Company is reviewing its maturities due in 2002 and will provide additional information on a timely basis.

Telecom has not been informed of any plans by its majority shareholder, Nortel Inversora SA, a partnership of France Telecom and Telecom Italia, to reduce its ownership interest in the Company.

****

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government's transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. ("Nortel"), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom's common stock. Nortel is a holding company controlled by a consortium comprised of the Telecom Italia group, with 50% of the common stock of Nortel, and the France Telecom group with the remaining 50%.

On December 31, 2001, Telecom had 984,380,978 shares outstanding.

Juan Carlos Masjoan
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTEL INVERSORA S.A.

Date: March 25, 2002

By: ________________________
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer